EXHIBIT 12.1

EZCORP, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended September 30,
	2014	2013	2012	2011	2010
	(In thousands)
Earnings:
Income before income taxes	$72,700	$102,459	$227,085	$190,189	$152,785
Less equity in net income of unconsolidated affiliates	(5,948)	(11,878)	(17,400)	(16,237)	(10,750)
Plus dividends received from unconsolidated affiliates	5,129	10,632	5,560	7,274	3,841
Plus fixed charges	50,352	27,751	9,455	10,801	7,548
Less capitalized interest and deferred financing costs	(14,017)	(1,283)	(3,225)	(2,397)	3
Plus Amortization of capitalized interest	5,137	3,208	2,478	615	403
Total Earnings	$113,353	$130,889	$223,953	$190,245	$153,830

Fixed Charges:
Interest expense included in earnings (a)	$24,119	$16,190	$(742)	$1,690	$1,385
Amortization of capitalized interest	(5,137)	(3,208)	(2,478)	(615)	(403)
Capitalized interest and deferred financing costs	14,017	1,283	3,225	2,397	(3)
Interest portion of rental expense	12,645	10,863	7,674	5,534	4,870
Losses on letters of credit	4,708	2,623	1,776	1,795	1,699
Total Fixed Charges	$50,352	$27,751	$9,455	$10,801	$7,548

Ratio of Earnings to Fixed Charges	2.25x	4.72x	23.69x	17.61x	20.38x

(a) Includes amortization of deferred financing costs and amortization of debt discount (premium)